Citigroup Inc.	Pricing Sheet No. 2015-CMTNG0525 dated May 29, 2015 relating to Preliminary Pricing Supplement No. 2015-CMTNG0525 dated April 29, 2015 Registration Statement No. 333-192302 Filed Pursuant to Rule 433

740,265 PLUS Based on Shares of the WisdomTree India Earnings Fund Due September 6, 2016

Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities

PRICING TERMS—MAY 29, 2015
Underlying shares:		Shares of the WisdomTree India Earnings Fund (NYSE Arca symbol: “EPI”) (the “underlying share issuer” or “ETF”)
Aggregate stated principal amount:		$7,402,650
Stated principal amount:		$10 per security
Pricing date:		May 29, 2015
Issue date:		June 3, 2015
Valuation date:		August 31, 2016, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:		September 6, 2016
Payment at maturity:

For each $10 stated principal amount security you hold at maturity:

▪  If the final share price is greater than the initial share price:
$10 + the leveraged return amount, subject to the maximum return at maturity

▪  If the final share price is less than or equal to the initial share price:
$10 × the share performance factor

If the final share price declines from the initial share price, your payment at maturity will be less, and possibly significantly less, than the $10 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial share price:		$22.12, the closing price of the underlying shares on the pricing date
Final share price:		The closing price of the underlying shares on the valuation date
Share performance factor:		The final share price divided by the initial share price
Share percent increase:		The final share price minus the initial share price, divided by the initial share price
Leveraged return amount:		$10 × the share percent increase × the leverage factor
Leverage factor:		300.00%
Maximum return at maturity:		$2.00 per security (20.00% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $12.00 per security.
Listing:		The securities will not be listed on any securities exchange
CUSIP / ISIN:		17323B273 / US17323B2732
Underwriter:		Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer
Per security:	$10	$0.175(2)	$9.775
$0.05(3)
Total:	$7,402,650	$166,559.625	$7,236,090.375

(1) On the pricing date, the estimated value of the securities is $9.729 per security, which is less than the issue price. The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the related preliminary pricing supplement.

(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.225 for each $10 security sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management and their financial advisors, will collectively receive from CGMI a fixed selling concession of $0.175 for each $10 security they sell. Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.05 for each security.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Preliminary Pricing Supplement dated April 29, 2015

Product Supplement No. EA-02-03 dated November 13, 2013       Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. WisdomTree Trust is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement and the accompanying product supplement and the accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying product supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.